

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 12, 2010

Jan Telander
Progreen Properties, Inc.
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

  **Re: Progreen Properties, Inc.
    Form 10-K for the Fiscal Year Ended April 30, 2010
    File No. 000-25429**

Dear Mr. Telander:

  We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Cicely LaMothe
          Accounting Branch Chief